LINUX GOLD CORP.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.linuxgoldcorp.com

N E W S   R E L E A S E

Linux Gold Corp.

(the “Company”)

Linux Gold Corp.: OTC BB: LNXGF

LINUX GOLD CORP. ANNOUNCES RECENT SAMPLING

PROGRAM COMPLETED ON OUR GOLD PROPERTIES IN

ALASKA FOR 2010

For Immediate Release: September 21, 2010, Fairbanks, Alaska – Linux Gold Corp. (LNXGF

-  OTCBB),  is  pleased  to  announce  that  Linux  Gold  has  completed  a  sampling  program  on  the

Trout  and  Coho  mining  claims  and  the  Company  is  awaiting  assay  results  for  gold.   Linux  Gold

Corp. has interests in several gold properties as follows:

•     Granite  Mountain  Claims  -  a  volcanic/plutonic  complex  located  on  the  Seward  Peninsula of Alaska that is prospective for base and precious metals. Placer gold has been mined in the creeks that radiate from Granite Mountain.

•     Dime  Creek  Claims  -  gold/platinum  lode  prospect  and  an  historic  producer  of  placer  gold and platinum located south of the Granite Mountain claims.

•     3M  and  VS  Claims  -  gold  prospects  located  near  the  eastern  perimeter  of  International

Tower Hill’s Livengood Gold Project.   The  Livengood Gold  Project has 9.8  million  ounces

gold indicated.

•     Coho  Claims  -  intrusive  hosted  gold/copper  prospect  located  30  miles  east  of  the  Pogo

Gold   Mine   in   the   Goodpaster   Mining   District,   which   is   Alaska's   largest   producing

goldmine, owned by Sumitomo Metal Mining.

•     Trout  Claims  -  intrusive  hosted  gold  prospect  located  within  the  Tintina  Gold  Province and 30 miles east of International Tower Hill’s Livengood gold property.

The  Company  is  planning  on  filing  the  required  assessment  to  maintain  the  50%  Fish  Creek

claims,  adjacent  to  the  Gil  joint  venture  claims,  50%  optioned  by  Teryl  Resources  Corp.     The

Fish Creek claims are near Kinross Gold Corp.'s Fort Knox Producing Mine in Alaska.

John  Robertson,  President  of  Linux  Gold  Corp.,  states,  “Linux  Gold  is  well-positioned  with  the high price of gold and our properties near large gold mine deposits.”

ABOUT LINUX GOLD CORP.

Linux  Gold  Corp.  is  involved  in  the  exploration  of  mineral  properties  and  is  currently  expanding our  portfolio  of  gold  prospects.  Our  current  plans  are  to  joint  venture  and  explore  our  gold properties  in  Alaska.  Linux  Gold  Corporation  currently  owns  33  mining  claims  near  Granite

Mountain and 12 claims on Dime Creek, both located in the eastern Seward Peninsula of Alaska.

Linux  Gold  Corporation  owns  a  50%  interest  in  the  Fish  Creek  Prospect  (~1,000  acres),  located in  the  Fairbanks  Mining  District  of  Alaska  and  has  optioned  a  50%  interest  in  the  Fish  Creek claims  to  Teryl  Resources  Corp.  (TRC-V).  Linux  is  retaining  a  5%  net  smelter  return  or  may

convert   into   a   25%   working   interest.   Linux   also   has   three   claim   blocks   in   the   Livengood

Quadrangle  of  Alaska,  two  blocks  (13  claims)  near  the  eastern  perimeter  of  International  Tower

Hill’s Livengood Gold Prospect (Symbol: ITH) and a third block (34 claims) located 30 miles to the west  of  the  ITH  property.  The  final  property  in  the  portfolio  is  the  Coho  Prospect  (10  claims)

located     30     miles     east     of     the     Pogo     Mine.     For     more     information     please     visit

www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

John Robertson

President

Contact:

John Robertson

800-665-4616

READER ADVISORY

This  news  release  may  contain  certain  forward-looking  statements,  including  management's  assessment  of  future  plans and  operations,  and  capital  expenditures  and  the  timing  thereof,  that  involve  substantial  known  and  unknown  risks  and uncertainties,  certain  of  which  are  beyond  the  Company's  control.  There  can  be  no  assurance  that  such  statements  will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be

incorrect,   including,   but   not   limited   to:   timely   implementation   of   anticipated   drilling   and   exploration   programs;   the

successful completion of new development projects, planned expansions or other projects within the timelines anticipated;

the  accuracy  of  reserve  and  resource  estimates,  if  any,  grades,  mine  life  and  cash  cost  estimates;  whether  mineral resources  can  be  developed;  title  to  mineral  properties;  financing  requirements;  changes  in  laws,  rules  and  regulations

applicable  to  Linux,  and  changes  in  how  they  are  interpreted  and  enforced,   delays  resulting  from  or  inability  to  obtain

required  regulatory  approvals  and  ability  to  access  sufficient  capital  from  internal  and  external  sources,  the  impact  of

general  economic  conditions  in  Canada,  and  the  United  States,  industry  conditions,   increased  competition,  the  lack  of

availability  of  qualified  personnel  or  management,  fluctuations  in  foreign  exchange,  stock  market  volatility  and  market

valuations   of   companies   with   respect   to   announced   transactions.   The   Company's   actual   results,   performance   or

achievements  could  differ  materially  from  those  expressed  in,  or  implied  by,  these  forward-looking  statements,  including those  described  in  the  Company's  Financial  Statements,  Management  Discussion  and  Analysis  and  Material  Change

Reports  filed  with  the  Canadian  Securities  Administrators  and  available  at  www.sedar.com,  and  the  Company’s  20-F

annual  report  filed  with  the  United  States  Securities  and  Exchange  Commission  at  www.sec.gov.    Accordingly,  no

assurances  can  be  given  that  any  of  the  events  anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,

whether  written  or  oral,  attributable  to  the  Company  or  persons  acting  on  its  behalf  are  expressly  qualified  in  their  entirety by these cautionary statements.  Furthermore, the  forward-looking  statements contained in this news release are  made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the  included  forward-looking  statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,  except  as may be required by applicable securities laws.